U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB

                     Registration Statement on Form 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS

                           FIN SPORTS U.S.A., INC.
                           ------------------------
         (Name of Small Business Issuer as specified in its charter)

                                    0-25171
                                    -------
                                  SEC FILE No.

                              NEVADA 84-1385529
           ------------------------------- ------------------------
           (State or other jurisdiction of (I.R.S. incorporation or
                       organization) Employer I.D. No.)

                        5525 South 900 East, Suite 110
                          Salt Lake City, Utah 84117
                   ---------------------------------------
                   (Address of Principal Executive Office)

Issuer's Telephone Number, including Area Code:  (801) 262-8844

Securities registered pursuant to Section 12(b) of the Exchange  Act:   None

Securities registered pursuant to Section 12(g) of the Exchange Act:

$0.001 Par Value Common Voting Stock
------------------------------------
Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
--------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

     Fin Sports U.S.A., Inc. (the "Company") was organized under the laws of the State of Nevada on June 18, 1987, to engage in any lawful purpose, activity or pursuit. Its primary operations were to be comprised of marketing "FIN" tennis racquets and sports equipment pursuant to a Distribution Agreement with Fin Sports, Ltd. of London, England ("FSL").

     The Company's initial authorized capital was $10,000.00 consisting of 1,000,000 shares of One Cent ($0.01) par value common voting stock. A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

     On October 11, 1995, the Articles of Incorporation were amended to reflect a forward split of the 2,800 outstanding voting securities of the Company on a basis on 2500 for one, while increasing the authorized shares to 50,000,000, and reducing the par value to $0.001 per share. A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

     On February 10, 1999, the Articles of Incorporation were amended to reflect a 6.5 to 1 reverse split, while retaining par value of $0.001 per share with appropriate adjustments being made in the additional paid in capital and stated capital accounts. A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference.All computations below take into account this forward split.

     Material Changes of Control Since Inception and Related Business History
     ------------------------------------------------------------------------

     All of the outstanding voting securities of the Company were acquired in October, 1987, by Commercial Ventures, Ltd., a Delaware corporation, Securities and Exchange Commission File No. 0-23806 (the "Parent"), and the Company's name was changed to "Fin USA, Inc." This transaction was deemed to be a "reverse reorganization."

     Until September, 1993, the Company manufactured and marketed the "Fin" tennis racquets and sports equipment, as a wholly-owned subsidiary of the Parent, without commercial success.

     On September 17, 1993, the Board of Directors of the Parent resolved to declare a dividend of 100% of the shares of the Company to stockholders of record of the Parent as of September 23, 1993, as part of a reorganization with I/NET, Inc., a Michigan corporation. This dividend was a requirement of the reorganization, and was intended to separate the then pending litigation involving FSL from the parent and to hopefully benefit and stockholders who had purchased securities of the parent in reliance on its tennis racquet and sports equipment business. The Company's shares were issued in the name of the Parent's record holders as of this date and have been held by the transfer agent for the Company, American Registrar & Transfer Co. in Salt Lake City, Utah, pending the filing of a Registration Statement of Form 10-SB with the Securities and Exchange Commission. All of these stock certificates bear an appropriate "restricted" legend indicating that these stock certificates and the shares of common stock represented thereby cannot be sold without registration under the Securities Act of 1933, as amended (the "1933 Act"), or pursuant to an available exemption from such registration. Following the effective date of this Registration Statement and the completion of all comments of the Securities and Exchange Commission, it is managements intention to deliver these stock certificates to these stockholders. No stock certificate, except those owned by "affiliates," will be imprinted with the "restricted" legend referred to above, as these shares have been beneficially owned since 1993. The Company currently has three beneficial holders; Duane S. Jenson, Leonard W. Burningham, Esq. and Sheryl Ross. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

     In connection with this dividend, the Parent assigned all of its right, title and interest in the following to the Company: all tangible and intangible rights in any way related to FSL including rights or claims under the Distributorship Agreement for unlawful termination, and the rights under a pending civil action against FSL in the United States District Court for the District of Utah, Central Division; and claims against FSL and its manufacturing agent for defective racquets. In early 1994, the United States District Court subsequently found that the Distribution Agreement's "arbitration" clause was controlling, and stayed the civil action pending arbitration; this action has since been dismissed because the Company did not have the funds to pursue FSL in London, England, and the statute of limitations has run in favor of FSL on all of the Company's claims. This left the Company with no assets or business.

     Pursuant to the Company's Bylaws and the Nevada Revised Statutes, on September 25, 1998, Duane S. Jenson, the Company's President and a director who owned a majority of the outstanding voting securities of the Company, designated Wayne Bassham as President and a director, Todd Albiston as Vice President and a director and Kent Faulkner as Secretary and a director. These persons will serve in these capacities until the next annual meeting of the stockholders of the Company and until their successors are elected and qualified or until their prior resignations or terminations. Information regarding these person is contained in Part I, Item 5.

Sales of "Unregistered" and "Restricted" Securities Over the Past Three
Years
-----

     There have been no sales of any securities of the Company during the past three years. See Part II, Item 4.

Business.
---------

     Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over five years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has limited assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration to acquire the venture. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

     The auditor's discussion on the Company's liquidity, Note 2 of the audited financial statements herein, is as follows: "The Company has accumulated losses through December 31, 1997 amounting to $7,740, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     Management plans include finding a well-capitalized merger candidate to commence operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to maintain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, the National Association of Securities Dealers, Inc. (the "NASD") has proposed that all "non-reporting" companies whose shares of common stock are quoted on the NASD's OTC Bulletin Board be dropped. Management believes the filing of this Registration Statement will be important to the Company if the NASD's proposal in this respect is put into effect. See the heading "Risk Factors," specifically "No Market for Common Stock, No Market for Shares," herein.

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

      Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

      Jenson Services has substantial experience and expertise with analyzing prospective business endeavors and will assist in helping to determine the viability of a prospective business endeavor. Jenson Services has for the last eighteen years found several profitable businesses that have been merged into "blank check" companies in which they were involved with. Mr. Bassham, Faulkner, and Albiston have limited experience with analyzing the quality of a prospective business endeavor. See the heading "Other Public Shell Activities," of Part I,
Item 5.

      Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

      Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

      The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

      Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

      Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Any finder's fee would be negotiated once a prospective merger candidate has been identified. Typically, a finder's fee is based upon a percentage, ranging from 5% to 15% of the fees discribed above.

     Jenson Services may be compensated with cash and / or stock for its assistance in any transaction. The amount of compensation will have to be negotiated once a prospective merger candidate has been identified. Management believes that the compensation paid to Jenson will be similar the historical compensation disclosed under the heading "Other Public Shell Activities," of
Part I, Item 5.

      None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

      In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     Auditor's Going Concern Opinion
     -------------------------------

     The auditors discussion on the Company's liquidity, Note 2 of the audited financial statements herein, is as follows: "The Company has accumulated losses through December 31, 1997 amounting to $7,740, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     Management plans include finding a well-capitalized merger candidate to commence operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

      Extremely Limited Assets; No Source of Revenue
      ----------------------------------------------

     The Company has virtually no assets (less than $1,000 cash) and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

      Discretionary Use of Proceeds; "Blank Check" Company.
      -----------------------------------------------------

     Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

      Absence of Substantive Disclosure Relating to Prospective Acquisitions.
      ----------------------------------------------------------------------

     Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks.
     ------------------------------------------------------------------

     To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

      Uncertain Structure of Acquisition
      ----------------------------------

     Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I,
Item 2.

     Potential Dilution
     ------------------

     The Company is authorized to issued 50,000,000 shares of common stock. As of March 15, 1999, only 1,083,324 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

      Limited Funds Available for Operating Expenses
      ----------------------------------------------

     The Company currently has limited assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

      Lack of Public Information Regarding Acquisition
      ------------------------------------------------

     As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidate. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

     State Restrictions on "Blank  Check" Companies
     ----------------------------------------------

     A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

      By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

      In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

      The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

      Management to Devote Insignificant Time to Activities of the Company.
      ---------------------------------------------------------------------

     Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

      Conflicts of Interest; Related Party Transactions.
      --------------------------------------------------

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

      Voting Control Held by One Person
      ---------------------------------

     Due to Mr. Jenson's ownership of a majority of the shares of the Company's outstanding common stock (approximately 78% of the outstanding voting securities of the Company are owned by Duane S. Jenson), this stockholder has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. Jenson Services is solely owned by Mr. Jenson. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

     No Market for Common Stock; No Market for Shares.
     -------------------------------------------------

     Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

     In addition to the foregoing, in order to obtain a listing for its securities on the OTC Bulletin Board, the Company will need to retain a broker-dealer that is willing to act as a "market maker."

     Only companies that report their current financial information to the Securities and Exchange Commission may have its securities quoted on the OTC Bulletin Board. Therefore, upon the effective date of this Registration Statement, the Company may apply to have their securities quoted on the OTC Bulletin Board. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

     Risks of "Penny Stock."
     ----------------------

     The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

      There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Year 2000.
----------

      Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.

Principal Products and Services.
--------------------------------

      The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company are to manage its current limited assets and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

      Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

      None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

      None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

      None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

      None; not applicable.

Research and Development.
-------------------------

      None; not applicable.

Number of Employees.
--------------------

      None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

      The Company has not engaged in any material operations or had any revenues from operations during the last two fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

      During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
----------------------

     The Company has had no material operations for over five years. Losses of ($270) and ($285), for the years ended December 31, 1997 and 1996, respectively. The Company incurred losses of ($1,094) and ($96), for the nine month period ended September 30, 1998 and 1997, respectively.

Liquidity.
----------

     The Company had no liquidity during the years ended December 31, 1997 and 1996, and a capital contribution of $1,000 was made by Duane S. Jenson, a principal stockholder, during 1997. No contributions were made during the nine month period ended September 30, 1998.

Item 3.  Description of Property.
---------------------------------

      The Company has no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of Duane S. Jenson, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Jenson of providing the use of his office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

      The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof, to wit:

                             Number of Shares           Percentage
Name and Address            Beneficially Owned           of Class
----------------            ------------------           --------

Duane S. Jenson             5,489,188                    78.4%
5525 S. 900 E. #110
SLC, UT  84117

Leonard W. Burningham, Esq.   651,000                     9.3%
455 S. 500 E. #100
SLC, UT 84107

Sheryl Ross                   550,000                    7.8%
455 S. 500 E. #100
SLC, UT 84107

 Security Ownership of Management.
----------------------------------

      The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof, to wit:

                                Number of Shares
                               Beneficially Owned     Percentage of
Name and Address                as of 9/30/98            of Class
----------------               ------------------     -------------
Wayne Bassham                           0                   0%

Todd Albiston                           0                   0%

Kent Faulkner                           0                   0%

Changes in Control.
-------------------

      There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in June of each year) or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                              Date of         Date of
                        Positions           Election or     Termination
Name                       Held            Designation     or Resignation
----                        ----           -----------     --------------
Wayne Bassham              Director and       9/98                *
                           President

Kent Faulkner              Director and       9/98                *
                           Secretary

Todd Albiston              Director and       9/98                *
                           Vice President


      * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     Wayne Bassham, President and a director is 40 years of age. He has been employed as a manager for Harley-Davidson of Salt Lake City for the past seven years.

     Kent Faulkner, Secretary and a director is 37 years of age. Mr. Faulkner has been employed by Eco Labs, a manufacturer and distributor of commercial cleaners, for the previous 14 years, as a district manager from 1993 to present; as a sales distribution specialist from 1991 to 1993; and as a territory manager from 1984 to 1991.

     Todd Albiston, Vice President and a director is 40 years of age. Mr. Albiston has been employed as a account manager for Bergen Medical Corporation, a medical device company, for the past nine years. Previously, Mr. Albiston was employed by Great Western Savings and Loan from 1978 to 1990.

Other "Public Shell" Activities.
--------------------------------

      None of the directors and executive officers are or have ever been involved in any blank check public offerings and have no plans to do such an offering. Furthermore, none of the current directors or executive officers were involved when the Company had operations. However, as indicated below, Wayne Bassham has been involved as a director and executive officer of another company that may be deemed to be "blank check" company and future involvement in other "blank check" companies is possible, but presently unplanned.

     None of the Company's officers are currently involved in any other company that could be deemed to be a "blank check" company.

     The following table summarizes the companies for which Jenson Services, Inc., a Utah corporation which is wholly owned by Duane S. Jenson, the companies principal stockholder, has been engaged as a consultant, for the previous three years. Duane S. Jenson was the direct or indirect controlling shareholder for each company identified below. The consideration received in connection with each for services rendered*:



Original Company Name         New Company Name              Symbol      Reorg.       Consideration
                                                                        Date            Received
---------------------         ----------------              ------      ------       -------------
Intercontinental Strategic    Computer Automated            CASI         7/98        $100,000 and
Minerals, Inc.                Systems, Inc.                                          187,498 shares

Seafoods Plus, Ltd.           Cadapult Graphic              GRFX         6/98        $0 and
                              Systems, Inc.                                          471,429 shares

United States Mining &        Global Digital Information    GDII        10/97        $112,500 and
Exploration, Inc.                                                                    244,410 shares

Olympus M.T.M. Corporation    The Internet Advisory         PUNK         6/98        $0 and
                              Corporation                                            636,350 shares

Opell, Inc.                   Wall Street Records           OPLL        11/96        $100,000 and
                                                                                     100,000 shares

Triple Chip Systems, Inc.     Miller Services, Inc.         MILL        12/96        $0 and 251,250 shares

Summa Vest, Inc.              Advance Voice                 AVRI        12/96        $65,000 and
                              Recognition, Inc.                                      334,400 shares

Ro-Mac Gold, Inc.             Phoenex Associates            PBLS        10/96        $77,500 and
                              Land Syndicate                                         200,000 shares purchased
                                                                                     through $0.001 warrants

Jungle Street, Inc.           Jungle Street, Inc.           ORCA        9/96         $50,000 and
                                                                                     250,000 shares

Nevada Resource Technology    TCP Reliable, Inc.            TCPN        1/96         $0 and 205,184 shares

Unix Source America, Inc.     Man Sang Holdings, Inc.       MSHI        1/96         $53,250 and 200,000 shares

Verazzana Ventures, Ltd.      Pacific Aerospace and         PCTH        1/95         $50,000 and 212,500 shares
                              Electronics, Inc.

Westcott Financial            Entertainment                 ETPI        4/95         $20,925 and 289,254
Corporation                   Technologies and
                              Programs, Inc.

Onasco Companies, Inc.        Tengasco, Inc.                TNGO        5/95         $0 and 400,000 shares


     *The services rendered by Duane S. Jenson include,  but are not limited to:
Paying federal and state taxes, providing a CPA to bring audits current, settling old debts, providing office space, meeting with and evaluating prospective merger candidates, and providing legal counsel.

      The following table summarizes the companies for which Mr. Bassham has served as a director, executive officer or consultant and which have completed a reorganization or merger or in which he sold his interest and the consideration received by Mr. Bassham in connection with each reorganization or sale:

                                                        Reorg. or
                                                         Sales
Original Company Name     New Company Name    Symbol      Date         Consideration
---------------------     ----------------    ------      ----         -------------
United States Mining      Global Digital       GDII      11/98      $500 and 1,000 shares
& Exploration, Inc.       Information, Inc.
(SEC File No. 000-2851)

     Mr. Bassham received this consideration in exchange for his services provided while serving as Vice President and a director.

     Mr. Bassham served as Vice President and a director of United States Mining & Exploration, Inc., now known as Global Digital Information, Inc., from August 1997, until his resignation in November 1997. Mr. Bassham presently has no involvement with either entity.

Significant Employees.
----------------------

      The Company has no employees who are not executive officers.

Family Relationships.
---------------------

      There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

      During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

      (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

      (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

      (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

      (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

      There has been no executive compensation paid by the Company for services rendered in the last three years.

      No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1997 or 1996, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

     There are no conditions relating to payment of compensation to officers and directors that a target company must comply with and loans made by shareholders to the Company are typically forgiven with no recourse upon closing of a transaction. No loans have been made or are anticipated to be made to officers, directors, affiliates, or lending institutions.

Compensation of Directors.
--------------------------

      There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

      There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

      There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

      There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

     Jenson Services will facilitate and assist the Company's officers and directors in evaluating prospective merger candidates. Jenson Services has substantial experience and expertise with analyzing prospective business endeavors and will assist in helping to determine the viability of a prospective business endeavor. Jenson Services has for the last eighteen years found several profitable businesses that have been merged into "blank check" companies in which they were involved with. Mr. Bassham, Faulkner, and Albiston have limited experience with analyzing the quality of a prospective business endeavor. See the heading "Other Public Shell Activities," of Part I, Item 5.

Indebtedness of Management.
---------------------------

      There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

          The Company has no parents, except to the extent that Mr. Jenson may be deemed to be a parent by virtue of his stock holdings. See the caption "Security Ownership of Certain Beneficial Owners and Management" Part I, Item 4.

Transactions with Promoters.
----------------------------

      There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.
-----------------------------------

      The Company has one class of securities authorized, consisting of 50,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

      Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

      There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

      There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

      There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by members of management may have a substantial adverse impact on any such public market, and all of the current and former members of management have already satisfied the "holding period" requirement of Rule 144. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 190.

Dividends.
----------

     The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

      The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement. The current accountant for the Company audited its last financial statements for the year ended December 31, 1997.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

      There have been no sales of the Company's unregistered securities in the past five years.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

      Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

      Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

      To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

      Section 78.751 (4) of the NRS limits indemnification under Sections 78.751
(1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

      Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

      Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.


                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

     Audited Financial Statements for the year
     December 31, 1997 and December 31, 1996
     ---------------------------------------

     Independent Auditors' Report

     Balance Sheet

     Statements of Operations

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to the Financial Statements

     Unaudited Financial Statements for the period
     September 30, 1998
     ------------------

     Balance Sheet

     Statement of Operations

     Statements of Cash Flows


                                      PART III

Item 1.  Index to Exhibits.
---------------------------

          The  following  exhibits  are  filed  as a part of  this  Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation, filed June 18, 1987

3.2       By-laws

3.3       Certificate of Amendment to
          Articles of Incorporation dated September 25, 1995 respecting forward split, change of authorized common shares to 50,000,000

3.4 Certificate of Amendment to the Articles of Incorporation dated February 4, 1999 respecting a reverse split of 1 for 6.5

27        Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                             FIN SPORTS U.S.A., INC.




Date: 3/26/99                       /S/ WAYNE BASSHAM
                                    -----------------------------
                                    Wayne Bassham, Director and President



Date: 3/26/99                       /S/ TODD ALBISTON
                                    -----------------------------
                                    Todd Albiston, Director and Vice President

                             FIN SPORTS U.S.A., INC.

                              FINANCIAL STATEMENTS

                                December 31, 1997

                       [WITH INDEPENDENT AUDITORS' REPORT]

                            FIN SPORTS U.S.A., INC.



                               TABLE OF CONTENTS



                                                            Page

      Independent Auditors' Report. . . . . . . . . . . . .  1


      Balance Sheet - December 31, 1997 . . . . . . . . . .  2


      Statements of Operations for the
      years ended December 31, 1997 and
      December 31, 1996 . . . . . . . . . . . . . . . . . .  3


      Statements of Stockholders' Equity for
      the years ended December 31, 1997 and
      December 31, 1996 . . . . . . . . . . . . . . . . . .  4


      Statements of Cash Flows for the
      years ended December 31, 1997 and
      December 31, 1996 . . . . . . . . . . . . . . . . . .  5


      Notes to Financial Statements . . . . . . . . . . . . 6-8

Independent Auditors' Report


The Board of Directors and Shareholders
Fin Sports U.S.A., Inc.:


We have audited the accompanying balance sheet of Fin Sports U.S.A., Inc. as of December 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997 and December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fin Sports U.S.A., Inc. as of December 31, 1997, and the results of their operations and their cash flows for the years ended December 31, 1997 and December 31, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Fin Sports U.S.A., Inc. will continue as a going concern. As discussed in note 2 to the financial statements, the Company has accumulated losses from operations and has minimal assets which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.


                                          MANTYLA, McREYNOLDS & ASSOCIATES
Salt Lake City, Utah
September 9, 1998

                            FIN SPORTS U.S.A., INC.
                                 Balance Sheet
                               December 31, 1997





                                    ASSETS

Assets
Current Assets
Cash                                                              $     915
                                                                   ---------
  Total Current Assets                                                  915
                                                                   ---------

                  Total Assets                                    $     915
                                                                   =========





                     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

      Current liabilities
      Payable to Stockholders                                       $     655
                                                                     ---------
            Total Liabilities                                             655

Stockholders' Equity:
      Common stock, $.001 par value;
       authorized 50,000,000 shares; issued
       and outstanding 7,000,000 shares                                 7,000
      Additional paid in capital                                        1,000
      Accumulated deficit                                              (7,740)
                                                                     ---------
            Total Stockholders' Equity                                    260

                  Total Liabilities and
                    Stockholders Equity                             $     915
                                                                     =========













                 See accompanying notes to financial statements

                             FIN SPORTS U.S.A., INC.
                            Statements of Operations
           For the Years Ended December 31, 1997 and December 31, 1996






                                                     1997         1996
                                                     ----         ----
Revenue:
      Revenues from operations                   $     -0-   $     -0-
                                                  ---------   ---------

            Total Revenue                              -0-         -0-


General and Administrative Expenses                    270         285
                                                  ---------   ---------

            Net Income Before Taxes                   (270)       (285)

            Income/franchise taxes                     -0-         -0-

            Net income                          $     (270)  $    (285)
                                                 ==========   =========


Loss per share                                  $     (.01)  $    (.01)
                                                 ==========   =========


Weighted Average Shares Outstanding               7,000,000    7,000,000
                                                ===========   ==========





















                 See accompanying notes to financial statements

                             FIN SPORTS U.S.A., INC.
                       Statements of Stockholders' Equity
           For the Years Ended December 31, 1997 and December 31, 1996



                                                        Additional                            Net
                               Common      Common        Paid in         Accumulated      Stockholders'
                               Shares      Stock         Capital           Deficit           Equity


Balance, December 31, 1995    7,000,000  $   7,000    $      -0-       $   (7,185)       $    (185)

Net loss for the year ended
 December 31, 1996                                                           (285)            (285)
                              ---------   ---------     ----------      ----------         ---------
Balance, December 31, 1996    7,000,000      7,000           -0-           (7,470)            (470)

Cash contributed by
 shareholder                                               1,000                             1,000

Net loss for the year ended
 December 31, 1997                                                           (270)            (270)
                              ---------   ---------     ----------      -----------        ---------
Balance, December 31, 1997    7,000,000  $   7,000     $    1,000      $    (7,740)      $     260
                              =========   =========     ==========      ===========        =========


















                         See accompanying notes to financial statements

                             FIN SPORTS U.S.A., INC.
                            Statements of Cash Flows
           For the Years Ended December 31, 1997 and December 31, 1996





                                                    1997             1996
                                                    ----             ----
Cash Flows Provided by/(Used for)
  Operating Activities:
Net Loss                                        $    (270)        $   (285)
Adjustments to reconcile net income
 to net cash used for operating
 activities:
       Expenses paid on behalf
        of company by a
        stockholder                                   185              285
                                                 ---------          --------


Net Cash Used for Operating
 Activities                                           (85)              -0-

Cash Flows provided by
  Financing Activities:
Cash contributed by stockholder                     1,000               -0-

Net Increase in cash                                  915               -0-

Beginning Cash                                        -0-               -0-

Ending Cash                                     $     915          $    -0-
                                                 =========          ========

Supplemental Disclosure of Cash Flow Information

Cash paid during the periods for:
 Interest                                       $    -0-           $    -0-
                                                 =========          ========

 Taxes                                          $    -0-           $    -0-
                                                 =========          ========














                 See accompanying notes to financial statements

                             FIN SPORTS U.S.A., INC.
                          Notes to Financial Statements
                                December 31, 1997


Note 1      Organization and Summary of Significant Accounting Policies

            (a) Organization

            Fin Sports U.S.A., Inc. [Company] incorporated under the laws of the State of Nevada. The Company was a subsidiary of Fin U.S.A., Inc. until September 17, 1993, when it was spun off to the shareholders of its parent.

            The Company was originally organized to engage in any lawful purpose, activity and pursuit. In 1987, the Company began importing and selling sports racquets and other sporting goods equipment. In May of 1989, the Company's distribution agreement with a manufacturer was terminated, inventory was liquidated, and the company ceased its business operations.


            (b) Income Taxes

            Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], "Accounting for Income Taxes." The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The cumulative effect of this change in accounting for income taxes as of December 31, 1997 is $0 due to the valuation allowance established as described below.


            (c) Net Loss Per Common Share

            Net loss per common share is based on the weighted average number of shares outstanding.


            (d) Statement of Cash Flows

            For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company has $915 cash at December 31, 1997.

Note 1      Organization and Summary of Significant Accounting Policies
            [continued]

            (e)   Use of Estimates in Preparation of Financial Statements

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 2      Liquidity

            The Company has accumulated losses through December 31, 1997 amounting to $7,740, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern.

            Management plans include finding a well-capitalized merger candidate to commence operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Note 3      Income Taxes

            The Company adopted Statement No. 109 as of January 1, 1993. Prior years' financial statements have not been restated to apply the provisions of Statement No. 109. No provision has been made in the financial statements for income taxes because the Company has accumulated substantial losses from operations.

            The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 1997 have no impact on the financial position of the Company. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Note 3      Income Taxes [continued]

            Because of the lack of taxable earnings history, the Company has established a valuation allowance for all future deductible temporary differences. The company has available net operating loss
            (NOL) carryforwards of approximately $7,740, the benefits of which will expire in various amounts through 2013. NOLs will only be usable to the extent that the Company is successful in obtaining future profitability, or incurring profitable transactions.


Note 4      Stockholder Loan

            A stockholder has paid expenses on behalf of the Company in the amount of $185 during the year ended December 31, 1997 and $285 during the year ended December 31, 1996. The Company has recorded a liability for these expenses to the stockholder. The unsecured loan bears no interest and is due on demand.

                             FIN SPORTS U.S.A., INC.
                                 BALANCE SHEETS
                    September 30, 1998 and December 31, 1997

                                                      9/30/98      12/31/97
                                                   -----------    ------------
                                                   [Unaudited]

                                     ASSETS

Assets
     Cash                                     $           825   $         915
     Total Assets                             $           825   $         915
                                                   ===========    ============


                      LIABILITIES AND STOCKHOLDERS' DEFICIT


Current Liabilities:
     Loans from stockholders                  $         1,659   $         655
                                                   -----------    ------------
        Total Liabilities                               1,659             655

Stockholders' Equity:
    Common Stock, $.001 par value;
        authorized 50,000,000 shares; issued and
        outstanding, 7,000,000 shares                   7,000           7,000
    Paid-in Capital                                     1,000           1,000
    Accumulated Deficit                                (8,834)         (7,740)
                                                  -----------    ------------
        Total Stockholders' Deficit                     (834)             260

                                                  -----------    ------------
        Total Liabilities and Stockholders' Deficit       825   $         915
                                                  ===========    ============

NOTE TO FINANCIAL STATEMENTS:
Interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the periods. The December 31, 1997 balance sheet has been derived from the audited financial statements. These interim financial statements conform with the requirements for interim financial statements and consequently do not include all the disclosures normally required by generally accepted accounting principles.

                               FIN SPORTS U.S.A., INC.
                              STATEMENTS OF OPERATIONS
        For the Three and Nine Month Periods Ended September 30, 1998 and 1997


                                       Three Months      Three Months        Nine Months       Nine Months
                                          Ended             Ended               Ended            Ended
                                         9/30/98           9/30/97             9/30/98          9/30/97
                                       -----------       -----------         --------          -----------
                                       [Unaudited]       [Unaudited]         [Unaudited]       [Unaudited]
REVENUE
   Income                          $          0       $          0        $          0       $          0
                                    -----------        -----------         -----------        -----------
NET REVENUE                                   0                  0                   0                  0

Operating Expenses
   Office Expenses                           30                  0                 175                  0
   Professional Fees                        919                  0                 919                 96
                                    -----------        -----------         -----------        -----------
Total Operating Expenses                    949                  0               1,094                 96

                                    -----------        -----------         -----------        -----------
Net Income Before Taxes            $       (949)      $          0        $     (1,094)      $       (96)
                                    ===========        ===========         ===========        ===========

Income/Franchise taxes                        0                  0                   0                 0

Net loss                                   (949)                 0              (1,094)              (96)

Loss Per Share                     $      (0.01)      $      (0.01)       $      (0.01)      $     (0.01)
                                    ===========        ===========         ===========        ===========

Weighted Average Shares Outstanding   7,000,000          7,000,000           7,000,000         7,000,000
                                    ===========        ===========         ===========        ===========


                             FIN SPORTS U.S.A., INC.
                            STATEMENTS OF CASH FLOWS
     For the Three and Nine Month Periods Ended September 30, 1998 and 1997


                                              Three             Three             Nine             Nine
                                             Months            Months            Months           Months
                                              Ended             Ended             Ended            Ended
                                             9/30/98           9/30/97           9/30/98          9/30/97
                                           -----------        ---------        -----------       ----------
                                           [Unaudited]       [Unaudited]      [Unaudited]       [Unaudited]

Cash Flows Used For Operating Activities
------------------------------------
  Net Loss                                 $       (949)     $          0     $     (1,094)     $      (96)
  Adjustments to reconcile net loss to
    net cash used in operating activities:
    Increase/(Decrease) in Accounts Payable           0                 0               85               0
    Increase/(Decrease) in loans from               919                 0              919              96
shareholder
                                             -----------         ---------      -----------      ----------
      Net Cash Used For Operating Activities        (30)                0              (90)              0
                                             ===========         =========      ===========      ==========

--------------------------------------
Cash Flows Provided by Financing Activities           0                 0                0               0
--------------------------------------

      Net Increase In Cash                          (30)                0              (90)              0

      Beginning Cash Balance                        855                 0              915               0

      Ending Cash Balance                 $         825      $          0    $         825     $         0
                                            -----------          ---------      -----------      ----------
